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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Penn-America Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

707247102

(Cusip Number)

David R. Bradley
United National Group, Ltd.
Walker House, 87 Mary Street
P.O. Box 908GT
George Town, Grand Cayman
Cayman Islands

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707247102			Page 2 of 49

1.	Name of Reporting Person: United National Group, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: See Item 5

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): See Item 5

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 707247102			Page 3 of 49

1.	Name of Reporting Person: Wind River Insurance Company (Barbados), Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Barbados

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: See Item 5

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): See Item 5

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 707247102			Page 4 of 49

1.	Name of Reporting Person: U.N. Holdings II, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: See Item 5

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): See Item 5

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 707247102			Page 5 of 49

1.	Name of Reporting Person: U.N. Holdings Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: See Item 5

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): See Item 5

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 707247102			Page 6 of 49

1.	Name of Reporting Person: Wind River Investment Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: See Item 5

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): See Item 5

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 707247102			Page 7 of 49

1.	Name of Reporting Person: American Insurance Service, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: See Item 5

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): See Item 5

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 707247102			Page 8 of 49

1.	Name of Reporting Person: United National Insurance Company		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: See Item 5

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): See Item 5

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 707247102			Page 9 of 49

1.	Name of Reporting Person: Fox Paine International GP, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: See Item 5

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): See Item 5

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 707247102			Page 10 of 49

1.	Name of Reporting Person: U.N. Co-Investment Fund I (Cayman), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: See Item 5

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): See Item 5

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 707247102			Page 11 of 49

1.	Name of Reporting Person: U.N. Co-Investment Fund II (Cayman), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: See Item 5

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): See Item 5

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 707247102			Page 12 of 49

1.	Name of Reporting Person: U.N. Co-Investment Fund III (Cayman), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: See Item 5

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): See Item 5

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 707247102			Page 13 of 49

1.	Name of Reporting Person: U.N. Co-Investment Fund IV (Cayman), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: See Item 5

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): See Item 5

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 707247102			Page 14 of 49

1.	Name of Reporting Person: U.N. Co-Investment Fund V (Cayman), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: See Item 5

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): See Item 5

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 707247102			Page 15 of 49

1.	Name of Reporting Person: U.N. Co-Investment Fund VI (Cayman), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: See Item 5

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): See Item 5

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 707247102			Page 16 of 49

1.	Name of Reporting Person: U.N. Co-Investment Fund VII (Cayman), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: See Item 5

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): See Item 5

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 707247102			Page 17 of 49

1.	Name of Reporting Person: U.N. Co-Investment Fund VIII (Cayman), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: See Item 5

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): See Item 5

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 707247102			Page 18 of 49

1.	Name of Reporting Person: U.N. Co-Investment Fund IX (Cayman), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: See Item 5

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): See Item 5

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 707247102			Page 19 of 49

1.	Name of Reporting Person: Fox Paine Capital Fund II International, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: See Item 5

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): See Item 5

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 707247102			Page 20 of 49

1.	Name of Reporting Person: Fox Paine Capital Co-Investors International GP, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: See Item 5

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): See Item 5

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 707247102			Page 21 of 49

1.	Name of Reporting Person: Fox Paine Capital International GP, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: See Item 5

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): See Item 5

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 707247102			Page 22 of 49

1.	Name of Reporting Person: U.N. Holdings (Cayman), Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: See Item 5

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): See Item 5

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 707247102			Page 23 of 49

1.	Name of Reporting Person: Fox Paine & Company, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: See Item 5

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): See Item 5

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 707247102	Page 24 of 49

Item 1. Security and Issuer.

     The class of securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $0.01 per share (“PNG Common Stock”), of Penn-America Group, Inc., a Pennsylvania corporation (“PNG”), whose principal executive offices are located at 420 S. York Road, Hatboro, Pennsylvania, 19040.

Item 2. Identity and Background.

     (a)-(c); (f) This Schedule 13D is filed on behalf of (collectively, the “Reporting Persons”):

1.	United National Group, Ltd. (“UNGL”);
2.	Wind River Insurance Company (Barbados), Ltd. (“Wind River Insurance”);
3.	U.N. Holdings II, Inc. (“U.N. Holdings II”);
4.	U.N. Holdings Inc. (“U.N. Holdings”);
5.	Wind River Investment Corporation (“Wind River Investment”);
6.	American Insurance Service, Inc. (“AIS”);
7.	United National Insurance Company (“UNIC”);
8.	U.N. Holdings (Cayman), Ltd. (“U.N. Holdings Cayman”);
9.	U.N. Co-Investment Fund I (Cayman), L.P. (“Fund I”);
10.	U.N. Co-Investment Fund II (Cayman), L.P. (“Fund II”);
11.	U.N. Co-Investment Fund III (Cayman), L.P. (“Fund III”);
12.	U.N. Co-Investment Fund IV (Cayman), L.P. (“Fund IV”);
13.	U.N. Co-Investment Fund V (Cayman), L.P. (“Fund V”);
14.	U.N. Co-Investment Fund VI (Cayman), L.P. (“Fund VI”);
15.	U.N. Co-Investment Fund VII (Cayman), L.P. (“Fund VII”);
16.	U.N. Co-Investment Fund VIII (Cayman), L.P. (“Fund VIII”);
17.	U.N. Co-Investment Fund IX (Cayman), L.P. (“Fund IX”);
18.	Fox Paine Capital Fund II International, L.P. (“Capital Fund II”);
19.	Fox Paine Capital Co-Investors International GP, Ltd. (“Capital Co-Investors”);
20.	Fox Paine Capital International GP, L.P. (“Capital International”);
21.	Fox Paine International GP, Ltd. (“International GP”); and
22.	Fox Paine & Company, LLC (“Fox Paine”).

     UNGL, an exempted company formed with limited liability under the laws of the Cayman Islands, is a holding company formed to hold insurance and related operations conducted by AIS and its subsidiaries, including American Insurance Adjustment Agency, Inc., Diamond State Insurance Company, J.H. Ferguson & Associates, LLC, United National Casualty Insurance Company, UNIC and United National Specialty Insurance Company. Through UNGL’s U.S. operations, it is a specialty property and casualty insurer with a 44-year operating history in the specialty insurance markets. UNGL’s U.S. insurance subsidiaries, led by UNIC, are either licensed or eligible to write on a surplus lines basis in all 50 U.S. States, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. UNGL’s principal offices are located at Walker House, 87 Mary Street, P.O. Box 908GT, George Town, Grand Cayman, Cayman Islands.

     Wind River Insurance, an exempted company formed with limited liability under the laws of Barbados, is a holding company formed for the purpose of holding U.N. Holdings II. Wind River Insurance’ principal offices are located at Whitepark House, White Park Road, Bridgetown, Barbados, West Indies.

CUSIP No. 707247102	Page 25 of 49

     U.N. Holdings II, a Delaware corporation and a wholly-owned subsidiary of UNGL, is a holding company formed for the purpose of holding U.N. Holdings. U.N. Holdings II’s principal offices are located at Three Bala Plaza, East, Ste. 300, Bala Cynwyd, PA 19004.

     U.N. Holdings, a Delaware corporation and a wholly-owned subsidiary of U.N. Holdings II, is a holding company formed for the purpose of holding Wind River Investment. U.N. Holdings’ principal offices are located at Three Bala Plaza, East, Ste. 300, Bala Cynwyd, PA 19004.

     Wind River Investment, a Delaware corporation and a wholly-owned subsidiary of U.N. Holdings, is a holding company formed for the purpose of holding AIS. Wind River Investment’s principal offices are located at Three Bala Plaza, East, Ste. 300, Bala Cynwyd, PA 19004.

     AIS, a Pennsylvania corporation and a wholly-owned subsidiary of Wind River Investment, conducts insurance and related operations in the U.S. AIS’s principal offices are located at Three Bala Plaza, East, Suite 300, Bala Cynwyd, Pennsylvania 19004-3401.

     UNIC, a Pennsylvania corporation and a wholly-owned subsidiary of AIS, conducts insurance and related operations in the U.S. UNIC’s principal offices are located at Three Bala Plaza, East, Suite 300, Bala Cynwyd, Pennsylvania 19004-3401.

     U.N. Holdings Cayman, an exempted company formed with limited liability under the laws of the Cayman Islands, is a holding company formed to hold common shares of UNGL. U.N. Holdings Cayman’s principal offices are located at Walker House, 87 Mary Street, Georgetown, Grand Cayman, Cayman Islands.

     Fund I, a limited partnership formed under the laws of the Cayman Islands, is an investment fund formed to hold common shares of UNGL. Fund I’s principal offices are located at Walker House, 87 Mary Street, Georgetown, Grand Cayman, Cayman Islands.

     Fund II, a limited partnership formed under the laws of the Cayman Islands, is an investment fund formed to hold common shares of UNGL. Fund II’s principal offices are located at Walker House, 87 Mary Street, Georgetown, Grand Cayman, Cayman Islands.

     Fund III, a limited partnership formed under the laws of the Cayman Islands, is an investment fund formed to hold common shares of UNGL. Fund III’s principal offices are located at Walker House, 87 Mary Street, Georgetown, Grand Cayman, Cayman Islands.

     Fund IV, a limited partnership formed under the laws of the Cayman Islands, is an investment fund formed to hold common shares of UNGL. Fund IV’s principal offices are located at Walker House, 87 Mary Street, Georgetown, Grand Cayman, Cayman Islands.

     Fund V, a limited partnership formed under the laws of the Cayman Islands, is an investment fund formed to hold common shares of UNGL. Fund V’s principal offices are located at Walker House, 87 Mary Street, Georgetown, Grand Cayman, Cayman Islands.

     Fund VI, a limited partnership formed under the laws of the Cayman Islands, is an investment fund formed to hold common shares of UNGL. Fund VI’s principal offices are located at Walker House, 87 Mary Street, Georgetown, Grand Cayman, Cayman Islands.

CUSIP No. 707247102	Page 26 of 49

     Fund VII, a limited partnership formed under the laws of the Cayman Islands, is an investment fund formed to hold common shares of UNGL. Fund VII’s principal offices are located at Walker House, 87 Mary Street, Georgetown, Grand Cayman, Cayman Islands.

     Fund VIII, a limited partnership formed under the laws of the Cayman Islands, is an investment fund formed to hold common shares of UNGL. Fund VIII’s principal offices are located at Walker House, 87 Mary Street, Georgetown, Grand Cayman, Cayman Islands.

     Fund IX, a limited partnership formed under the laws of the Cayman Islands, is an investment fund formed to hold common shares of UNGL. Fund IX’s principal offices are located at Walker House, 87 Mary Street, Georgetown, Grand Cayman, Cayman Islands.

     Capital Fund II, a limited partnership formed under the laws of the Cayman Islands, is an investment partnership focused on corporate acquisitions, recapitalizations, and company expansion programs with companies possessing substantial growth opportunities. Capital Fund II’s principal offices are located at Walker House, 87 Mary Street, Georgetown, Grand Cayman, Cayman Islands.

     Capital Co-Investors, an exempted company formed with limited liability under the laws of the Cayman Islands, is the sole managing general partner of Fox Paine Capital Fund II Co-Investors International, L.P. Capital Co-Investor’s principal offices are located at Walker House, 87 Mary Street, Georgetown, Grand Cayman, Cayman Islands.

     Capital International, an exempted company formed with limited liability under the laws of the Cayman Islands, is the sole managing general partner of Capital Fund II. Capital International’s principal offices are located at Walker House, 87 Mary Street, Georgetown, Grand Cayman, Cayman Islands.

     International GP, an exempted company formed with limited liability under the laws of the Cayman Islands, is the sole managing general partner of Capital International. International GP’s principal offices are located at Walker House, 87 Mary Street, Georgetown, Grand Cayman, Cayman Islands.

     Fox Paine, a Delaware limited liability company, manages investment funds that provide equity capital for (i) management buyouts, (ii) going private transactions, and (iii) company expansion and growth programs. Fox Paine’s principal offices are located at 980 Tower Lane, Suite 1150, Foster City, California 94404-2131.

     International GP is the sole general partner of Capital International. Capital International is the sole managing general partner of Capital Fund II and the sole shareholder of Capital Co-Investors. Capital Fund II is the majority shareholder of U.N. Holdings Cayman. Capital Co-Investors is the sole general partner of Fund I, Fund II, Fund III, Fund IV, Fund V, Fund VI, Fund VII, Fund VIII and Fund IX. Set forth on Schedule A hereto and incorporated herein by reference are the business address, citizenship and present principal occupation or employment of the executive officers and directors of UNGL, Wind River Insurance, U.N. Holdings II, U.N. Holdings, Wind River Investment, AIS, UNIC, U.N. Holdings Cayman, International GP, Capital Co-Investors, and Fox Paine. Unless otherwise specified on Schedule A hereto, each named executive is a citizen of the United States.

     (d)-(e) During the last five years, none of the Reporting Persons nor, to the best of any of the Reporting Persons’ knowledge, any other person named on Schedule A, has been (a)

CUSIP No. 707247102	Page 27 of 49

convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Persons may be deemed to have acquired beneficial ownership of shares of PNG Common Stock pursuant to the voting provisions (the “Voting Agreement Provisions”) of (i) the Stock Purchase Agreement, dated as of October 14, 2004 (the “Stock Purchase Agreement”), by and among UNGL, UNIC, Penn Independent Corporation, a Pennsylvania corporation (“PIC”), each of the shareholders of PIC whose names are set forth on Exhibit A thereto (the “Shareholders”), and Irvin Saltzman, in his capacity as Shareholders’ Representative, and (ii) each of the Stock Purchase Agreements, dated as of October 14, 2004 (each an “Additional Purchase Agreement” and, collectively, the “Additional Purchase Agreements”), by and among UNGL, UNIC and each of Irvin Saltzman, Jon Saltzman and Joanne Lynch Saltzman (each an “Equity Holder” and, collectively, the “Equity Holders”).

     The Voting Agreement Provisions and other terms and conditions of the Stock Purchase Agreement and the Additional Purchase Agreements are discussed in Item 4 and Item 6 hereof. Other than as set forth in this Item 3 or in Item 6 hereof, none of the Reporting Persons possesses any right or power to vote, direct the vote of, dispose or direct the disposition of, any shares of PNG Common Stock. Reference is hereby made to (i) the Merger Agreement, a copy of which is attached hereto as Exhibit 1, for the full text of the terms thereof and which Merger Agreement is incorporated herein by reference, (ii) the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 2, for the full text of the terms thereof and which Stock Purchase Agreement is incorporated herein by reference and (iii) each of the Additional Purchase Agreements, copies of which are attached hereto as Exhibit 3 and Exhibit 4, for the full text of the terms thereof and which Additional Purchase Agreements are incorporated herein by reference.

     The Reporting Persons did not pay additional consideration to PIC or the Equity Holders for the Voting Agreement Provisions.

Item 4. Purpose of the Transaction.

     (a)-(b) On October 14, 2004, PNG, UNGL, U.N. Holdings II, and Cheltenham Acquisition Corp., a newly-formed Pennsylvania corporation and a wholly-owned subsidiary of U.N. Holdings II (“Merger Subsidiary”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, Merger Subsidiary will be merged with and into PNG on the terms and conditions set forth in the Merger Agreement (the “Merger”), and PNG will become a wholly-owned subsidiary of U.N. Holdings II. Upon the consummation of the Merger each share of PNG Common Stock outstanding will be converted into the right to receive (A) an amount of Class A common shares, $0.0001 par value per share, of UNGL equal to the result obtained by dividing $13.875 by the volume weighted average sales price of a UNGL Class A Common Share, as reported on the Nasdaq Stock Market by The Wall Street Journal (or in the absence thereof, by another authoritative source) during the 20 consecutive trading days ending on and including the trading day immediately preceding the date of the consummation of the Merger and (B) an amount in cash equal to $1.50. As discussed below in Item 6, the Stock Purchase Agreement and the Additional Purchase Agreements contain the Voting Agreement

CUSIP No. 707247102	Page 28 of 49

Provisions. The purpose of the Voting Agreement Provisions is to facilitate consummation of the Merger and the other transactions contemplated by the Merger Agreement.

     The Merger is subject to customary closing conditions, including the approval and adoption of the Merger Agreement by PNG’s shareholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

     In addition to the Voting Agreement Provisions, (i) the Stock Purchase Agreement provides, among other things, for the sale of all of PIC’s stock to UNIC (the “PIC Stock Sale”) and (ii) each Additional Purchase Agreement provides, among other things, for the sale to UNIC of all of the respective Equity Holder’s PNG Common Stock held by the Equity Holder or acquired upon the exercise of such Equity Holder’s options to acquire PNG Common Stock (each an “Equity Sale” and, collectively, the “Equity Sales”). Upon the consummation of the PIC Stock Sale and the Equity Stock Sales, UNIC will own up to 4,973,550 shares of PNG Common Stock.

     The closing of the PIC Stock Sale is subject to customary closing conditions, including the expiration of the applicable waiting period under the HSR Act, the simultaneous or prior closing on the sale of the Equity Sales, and the satisfaction or waiver of certain other conditions as more fully described in the Stock Purchase Agreement. The closing of the Equity Sales is subject to customary closing conditions, including the expiration of the applicable waiting period under the HSR Act, the simultaneous closing of the PIC Stock Sale, and the satisfaction or waiver of certain other conditions as more fully described in the Additional Purchase Agreements.

     There can be no assurance that the required approvals for the Merger, the PIC Stock Sale or the Equity Sales will be obtained in a timely fashion, if at all, or, in the case of regulatory approvals, if obtained, will not contain certain conditions.

     (c) Not applicable.

     (d) It is anticipated that upon the consummation of the Merger, (i) the directors of Merger Subsidiary shall become the directors of the Surviving Corporation and (ii) the officers of PNG shall become the officers of the Surviving Corporation, until their successors are duly elected or appointed and qualified in accordance with the bylaws and applicable law.

     (e) In the Merger Agreement, PNG has agreed to suspend paying dividends prior to the closing of the Merger or the termination of the Merger Agreement.

     (f) In the Merger, Merger Subsidiary will merge with and into PNG, and PNG will be the surviving corporation (the “Surviving Corporation”), and PNG will become a wholly-owned subsidiary of U.N. Holdings II.

     (g) Upon consummation of the Merger, the articles of incorporation and bylaws of PNG shall become the articles of incorporation and bylaws of the Surviving Corporation, until amended in accordance with applicable law.

     (h)-(i) If the Merger is consummated as planned, PNG Common Stock will cease to be listed on the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”).

CUSIP No. 707247102	Page 29 of 49

     (j) Not applicable.

     The foregoing description of the Merger Agreement, the Stock Purchase Agreement and the Additional Purchase Agreements does not purport to be complete and is qualified in its entirety by reference to (i) the Merger Agreement, a copy of which is attached hereto Exhibit 1 and is incorporated herein by reference, (ii) the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference and (ii) each of the Additional Purchase Agreements, copies of which are attached hereto as Exhibit 3 and Exhibit 4 and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

     (a)-(b) As a result of the Voting Agreement Provisions, each of UNGL and UNIC may be deemed to have acquired beneficial ownership and shared voting power of 4,973,550 shares of PNG Common Stock (the “PNG Shares”). This number of shares represents approximately 33.7% of the issued and outstanding shares of PNG Common Stock (based on 14,778,504 issued and outstanding shares of PNG Common Stock as of October 8, 2004, as represented by PNG in the Merger Agreement).

     Each of AIS (as the sole shareholder of UNIC), Wind River Investment (as the sole shareholder of AIS), U.N. Holdings (as the sole shareholder of Wind River Investment), U.N. Holdings II (as the sole shareholder of U.N. Holdings), and Wind River Insurance (as the sole shareholder of U.N. Holdings II) may be deemed to have acquired indirect beneficial ownership and shared voting power of the PNG Shares.

     As shareholders of UNGL, each of U.N. Holdings Cayman, Fund I, Fund II, Fund III, Fund IV, Fund V, Fund VI, Fund VII, Fund VIII and Fund IX may be deemed to have indirectly acquired beneficial ownership and shared voting power of certain of the PNG Shares as follows: (i) U.N. Holdings Cayman, 2,106,612 of the PNG Shares, or 14.3% of the issued and outstanding shares of PNG Common Stock; (ii) Fund I, 194,826 of the PNG Shares, or 1.3% of the issued and outstanding shares of PNG Common Stock; (iii) Fund II, 152,287 of the PNG Shares, or 1.0% of the issued and outstanding shares of PNG Common Stock; (iv) Fund III, 50,762 of the PNG Shares, or less than 1% of the issued and outstanding shares of PNG Common Stock; (v) Fund IV, 5,076 of the PNG Shares, or less than 1% of the issued and outstanding shares of PNG Common Stock; (vi) Fund V, 5,076 of the PNG Shares, or less than 1% of the issued and outstanding shares of PNG Common Stock; (vii) Fund VI, 1,015 of the PNG Shares, or less than 1% of the issued and outstanding shares of PNG Common Stock; (viii) Fund VII, 880 of the PNG Shares, or less than 1% of the issued and outstanding shares of PNG Common Stock; (ix) Fund VIII, 508 of the PNG Shares, or less than 1% of the issued and outstanding shares of PNG Common Stock; and (x) Fund IX, 1,523 of the PNG Shares, or less than 1% of the issued and outstanding shares of PNG Common Stock.

     Capital Co-Investors, as the sole general partner of each of Fund I, Fund II, Fund III, Fund IV, Fund V, Fund VI, Fund VII, Fund VIII and Fund IX, may be deemed to have acquired indirect beneficial ownership and shared voting power of 411,954 of the PNG Shares, or 2.8% of the issued and outstanding shares of PNG Common Stock.

     International GP, as the sole general partner in Capital International, and Capital International, as the (i) sole managing general partner of Capital Fund II and (ii) the sole shareholder of Capital Co-Investors may be deemed to have acquired indirect beneficial ownership and shared voting power of 2,518,566 of the PNG Shares, or 17.0% of the issued and

CUSIP No. 707247102	Page 30 of 49

outstanding shares of PNG Common Stock. In addition, pursuant to a management agreement with International GP and Capital Fund II, Fox Paine acts as the investment advisor for certain of the Reporting Persons and, consequently may be deemed to have acquired indirect beneficial ownership and shared voting power of 2,518,566 of the PNG Shares, or 17.0% of the issued and outstanding shares of PNG Common Stock. Capital Fund II, as the majority holder of the outstanding share capital of U.N. Holdings Cayman, may be deemed to have acquired indirect beneficial ownership and shared voting power of 2,106,612 of the PNG Shares, or 14.3% of the issued and outstanding shares of PNG Common Stock.

     Saul A. Fox, W. Dexter Paine, III, Angelos J. Dassios, and Troy W. Thacker are shareholders of International GP. In addition, the board of directors of International GP consists of Messrs. Fox and Paine, and Messrs. Fox and Paine are members of Fox Paine. In those capacities, Messrs. Fox, Paine, Dassios, and Thacker may be deemed to share beneficial ownership and voting power of the PNG Shares that International GP and Fox Paine may beneficially own, but each disclaims any such beneficial ownership.

     The aggregate number of shares of PNG Common Stock and the percentage of the outstanding PNG Common Stock such shares represent which the Reporting Persons may be deemed to share the power to vote, or to direct the vote of (and as a result, may pursuant to Rule 13d-3 under the Act, be deemed the beneficial owner of) is summarized in the table below:

	Number of Shares of	Percentage of Shares
Name of Reporting Person	PNG Common Stock	Outstanding*
UNGL	4,973,550	33.7%
Wind River Insurance	4,973,550	33.7%
U.N. Holdings II	4,973,550	33.7%
U.N. Holdings	4,973,550	33.7%
Wind River Investment	4,973,550	33.7%
AIS	4,973,550	33.7%
UNIC	4,973,550	33.7%
U.N. Holdings Cayman	2,106,612	14.3%
Fund I	194,826	1.3%
Fund II	152,287	1.0%
Fund III	50,762	* *
Fund IV	5,076	* *
Fund V	5,076	* *
Fund VI	1,015	* *
Fund VII	880	* *
Fund VIII	508	* *
Fund IX	1,523	* *
Capital Fund II	2,106,612	14.3%
Capital Co-Investors	411,954	2.8%
Capital International	2,518,566	17.0%
International GP	2,518,566	17.0%
Fox Paine	2,518,566	17.0%

*	Based on 14,778,504 issued and outstanding shares of PNG Common Stock as of October 8, 2004 (as represented by PNG in the Merger Agreement).

**	Less than 1%.

CUSIP No. 707247102	Page 31 of 49

Other than with respect to the Voting Agreement Provisions described in Item 4 and Item 6 hereof, none of the Reporting Persons possesses any powers, rights or privileges with respect to any shares of PNG Common Stock.

     Each of the Reporting Persons hereby disclaims beneficial ownership of any shares of PNG Common Stock, and the filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Act, the beneficial owner of any shares of PNG Common Stock.

     Except as set forth above, none of the Reporting Persons nor, to the best of the Reporting Person’s knowledge, any of the individuals named in Schedule A hereto beneficially owns any shares of PNG Common Stock.

     (c) Other than as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best of the Reporting Person’s, any of the individuals named in Schedule A hereto has effected any transaction with respect to shares of PNG Common Stock within the last sixty days.

     (d) Other than with respect to the Voting Agreement Provisions described in Item 4 and Item 6 hereof, none of the Reporting Persons possesses any powers, rights or privileges with respect to any shares of PNG Common Stock. All other powers, rights and privileges with respect to the PNG Shares remain with PIC and the Equity Holders, as applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the Voting Agreement Provisions and the other terms and conditions of the Stock Purchase Agreement and the Additional Purchase Agreements, PIC has agreed to cause PIC Holdings, Inc. (a wholly-owned subsidiary of PIC that holds PNG Shares (“PIC Holdings”)) to vote PIC Holdings’ PNG Shares, and the Equity Holders have agreed to vote their PNG Shares (i) in favor of any business combination or other transaction, or other resolution or matter submitted to the PNG shareholders involving or related to any business combination or other transaction, with UNGL and its affiliates, on the one hand, and PNG and its shareholders, on the other hand, including the adoption of the Merger Agreement and the consummation of the transactions contemplated thereby and (ii) against approval or adoption of any business combination or other transaction involving a third party and PNG, or any other action or agreement that could have the effect of preventing or making more difficult any business combination or other transaction involving UNGL and its affiliates, on the one hand, and PNG and its shareholders, on the other hand, or that could impede, interfere with, frustrate, delay, postpone or attempt to discourage the transactions contemplated by the Merger Agreement.

     PIC further agreed, among other things, that PIC would cause PIC Holdings, with respect to the PNG Shares, to constitute and appoint UNGL, or any nominee of UNGL, with full power of substitution, from the date of the Stock Purchase Agreement until the earlier of the termination of the Stock Purchase Agreement and the closing of the PIC Stock Sale, as PIC Holdings’ true and lawful attorney and proxy, for and in its name, place and stead, to vote PIC Holdings’ PNG Shares, as its proxy, at any annual, special or other meeting of the shareholders of PNG, and at any adjournment thereof, or by written consent without a meeting. PIC also agreed, among other things, that it would cause PIC Holdings not to sell, transfer, pledge, dispose of, or permit to exist any lien on any of PIC Holdings’ PNG Shares or any interest therein or relating thereto.

CUSIP No. 707247102	Page 32 of 49

     The Stock Purchase Agreement may be terminated at any time prior to the closing of the PIC Stock Sale: (a) by mutual agreement of the parties; (b) by either UNGL or PIC if the closing has not been consummated as of March 31, 2005, or June 30, 2005 if all other conditions have been satisfied other than certain regulatory approvals; (c) by either UNGL or PIC if there is any Law (as defined in the Stock Purchase Agreement) that makes effecting the closing illegal or otherwise prohibited; (d) by either UNGL or PIC is there shall have been a breach by the other of the representations, warranties, covenants or obligations contained in the Stock Purchase Agreement which breach is incapable of being cured or has remained uncured for thirty days following notice thereof; or (e) by UNGL if there shall have been a breach by any of PIC’s shareholders of any of their representations, warranties, covenants or obligations contained in the Stock Purchase Agreement which breach is incapable of being cured or has remained uncured for thirty days following notice thereof. The Voting Agreement Provisions will terminate upon the termination of the Stock Purchase Agreement.

     Each Equity Holder further agreed, among other things, that he would, with respect to his PNG Shares, constitute and appoint UNGL, or any nominee of UNGL, with full power of substitution, from the date of such Additional Purchase Agreement until the earlier of the termination of such Additional Purchase Agreement and the closing of the Equity Sale, as such Equity Holder’s true and lawful attorney and proxy, for and in its name, place and stead, to vote any PNG Shares, as his proxy, at any annual, special or other meeting of the shareholders of PNG, and at any adjournment thereof, or by written consent without a meeting. Each Equity Holder also agreed that he would not sell, transfer, pledge, dispose of, or permit to exist any lien on, any of such Equity Holder’s options to acquire PNG Common Stock or on any of such Equity Holder’s PNG Shares or any interest therein or relating thereto.

     Each Additional Purchase Agreement may be terminated at any time prior to the closing of the Equity Sales: (a) by mutual agreement of the parties; (b) by UNGL if the Stock Purchase Agreement is terminated; (c) by either UNGL or the Equity Holder if there is any Law (as defined in the Additional Purchase Agreement) that makes effecting the closing illegal or otherwise prohibited; or (d) by UNGL if there shall have been a breach by the Equity Holder of any of its representations, warranties, covenants or obligations contained in the Additional Purchase Agreement which breach is incapable of being cured or has remained uncured for thirty days following notice thereof. The Voting Agreement Provisions contained in the Additional Purchase Agreements will terminate upon the termination of the Additional Purchase Agreements.

     Except as provided in the Merger Agreement, the Stock Purchase Agreement and in the Additional Purchase Agreements and except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the individuals named in Schedule A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of PNG, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

     The foregoing description of the Merger Agreement, the Stock Purchase Agreement and the Additional Purchase Agreements does not purport to be complete and is qualified in its entirety by reference to (i) the Merger Agreement, a copy of which is attached hereto Exhibit 1 and is incorporated herein by reference, (ii) the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference and (ii) each of the Additional Purchase Agreements, copies of which are attached hereto as Exhibit 3 and Exhibit 4

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and are incorporated herein by reference. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 5.

Item 7. Material to be Filed as Exhibits.

     The following documents are each incorporated by reference herein and are filed as Exhibits:

Exhibit	Description
1	Agreement and Plan of Merger, dated as of October 14, 2004, by and among Penn-America Group, Inc., United National Group, Ltd., U.N. Holdings II, Inc. and Cheltenham Acquisition Corp. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by UNGL on October 15, 2004).
2	Stock Purchase Agreement, dated as of October 14, 2004, by and among United National Group, Ltd., United National Insurance Company, Penn Independent Corporation, the shareholders named herein and the Shareholders’ Representative (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by UNGL on October 15, 2004).
3	Stock Purchase Agreement, dated as of October 14, 2004, by and among United National Group, Ltd., United National Insurance Company and Irvin Saltzman (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by UNGL on October 15, 2004).
4	Stock Purchase Agreement, dated as of October 14, 2004, by and among United National Group, Ltd., United National Insurance Company, Jon Saltzman and Joanne Lynch Saltzman (incorporated by reference to Exhibit 2.4 of the Current Report on Form 8-K filed by UNGL on October 15, 2004).
5	Agreement among the Reporting Persons with respect to the filing of this Schedule 13D.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITED NATIONAL GROUP, LTD.
By:	/s/ Kevin L. Tate
	Name:	Kevin L. Tate
	Title:	Chief Financial Officer

WIND RIVER INSURANCE COMPANY (BARBADOS), LTD.
By:	/s/ Kevin L. Tate
	Name:	Kevin L. Tate
	Title:	Chief Financial Officer

U.N. HOLDINGS II, INC.
By:	/s/ Kevin L. Tate
	Name:	Kevin L. Tate
	Title:	Chief Financial Officer

U.N. HOLDINGS INC.
By:	/s/ Kevin L. Tate
	Name:	Kevin L. Tate
	Title:	Chief Financial Officer

WIND RIVER INVESTMENT CORPORATION
By:	/s/ Kevin L. Tate
	Name:	Kevin L. Tate
	Title:	Chief Financial Officer

AMERICAN INSURANCE SERVICE, INC.
By:	/s/ Kevin L. Tate
	Name:	Kevin L. Tate
	Title:	Chief Financial Officer

UNITED NATIONAL INSURANCE COMPANY
By:	/s/ Kevin L. Tate
	Name:	Kevin L. Tate
	Title:	Chief Financial Officer

FOX PAINE INTERNATIONAL GP, LTD.
By:	/s/ W. Dexter Paine, III
	Name:	W. Dexter Paine, III
	Title:	Director

FOX PAINE CAPITAL INTERNATIONAL GP, L.P. By: Fox Paine International GP, Ltd., its General Partner
By:	/s/ W. Dexter Paine, III
	Name:	W. Dexter Paine, III
	Title:	Director

FOX PAINE CAPITAL FUND II INTERNATIONAL, L.P. By: Fox Paine Capital International GP, L.P., its General Partner By: Fox Paine International GP, Ltd., its General Partner
By:	/s/ W. Dexter Paine, III
	Name:	W. Dexter Paine, III
	Title:	Director

FOX PAINE CAPITAL CO-INVESTORS INTERNATIONAL GP, LTD.
By:	/s/ W. Dexter Paine, III
	Name:	W. Dexter Paine, III
	Title:	Director

U.N. HOLDINGS (CAYMAN), LTD.
By:	/s/ Troy Thacker
	Name:	Troy Thacker
	Title:	Director

U.N. CO-INVESTMENT FUND I (CAYMAN), L.P. By: Fox Paine Capital Co-Investors International GP, Ltd., its General Partner
By:	/s/ W. Dexter Paine, III
	Name:	W. Dexter Paine, III
	Title:	Director

U.N. CO-INVESTMENT FUND II (CAYMAN), L.P. By: Fox Paine Capital Co-Investors International GP, Ltd., its General Partner
By:	/s/ W. Dexter Paine, III
	Name:	W. Dexter Paine, III
	Title:	Director

U.N. CO-INVESTMENT FUND III (CAYMAN), L.P. By: Fox Paine Capital Co-Investors International GP, Ltd., its General Partner
By:	/s/ W. Dexter Paine, III
	Name:	W. Dexter Paine, III
	Title:	Director

U.N. CO-INVESTMENT FUND IV (CAYMAN), L.P. By: Fox Paine Capital Co-Investors International GP, Ltd., its General Partner
By:	/s/ W. Dexter Paine, III
	Name:	W. Dexter Paine, III
	Title:	Director

U.N. CO-INVESTMENT FUND V (CAYMAN), L.P. By: Fox Paine Capital Co-Investors International GP, Ltd., its General Partner
By:	/s/ W. Dexter Paine, III
	Name:	W. Dexter Paine, III
	Title:	Director

U.N. CO-INVESTMENT FUND VI (CAYMAN), L.P. By: Fox Paine Capital Co-Investors International GP, Ltd., its General Partner
By:	/s/ W. Dexter Paine, III
	Name:	W. Dexter Paine, III
	Title:	Director

U.N. CO-INVESTMENT FUND VII (CAYMAN), L.P. By: Fox Paine Capital Co-Investors International GP, Ltd., its General Partner
By:	/s/ W. Dexter Paine, III
	Name:	W. Dexter Paine, III
	Title:	Director

U.N. CO-INVESTMENT FUND VIII (CAYMAN), L.P. By: Fox Paine Capital Co-Investors International GP, Ltd., its General Partner
By:	/s/ W. Dexter Paine, III
	Name:	W. Dexter Paine, III
	Title:	Director

U.N. CO-INVESTMENT FUND IX (CAYMAN), L.P. By: Fox Paine Capital Co-Investors International GP, Ltd., its General Partner
By:	/s/ W. Dexter Paine, III
	Name:	W. Dexter Paine, III
	Title:	Director

FOX PAINE & COMPANY, LLC
By:	/s/ W. Dexter Paine, III
	Name:	W. Dexter Paine, III
	Title:	President

Date: October 22, 2004

Schedule A

Directors and Executive Officers of the Reporting Persons

     The name, business address, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of the Reporting Persons are set forth below. All of the persons listed below are citizens of the United States unless otherwise noted below.

Executive Officers

Name, Principal Business and
Address of Corporation or
Present Principal Organization
in which such employment is
Name	Occupation or Employment	Conducted
United National Group, Ltd.
David R. Bradley	Chief Executive Officer of	United National Group, Ltd.
	United National Group, Ltd.	Walker House, 87 Mary Street
P.O. Box 908GT
George Town, Grand Cayman
Cayman Islands
Kevin L. Tate	Chief Financial Officer, U.S.	United National Group, Ltd.
	Operations of United National	Walker House, 87 Mary Street
	Group, Ltd.	P.O. Box 908GT
George Town, Grand Cayman
Cayman Islands
Wind River Insurance Company (Barbados), Ltd.
Timothy J. Dwyer	Vice President	United National Insurance Company
Three Bala Plaza, East
Suite 300,
Bala Cynwyd, PA 19004
Seth D. Freudberg	President and Chief Executive	Wind River Insurance Company
	Officer	(Barbados), Ltd.
Whitepark House
White Park Road
Bridgetown
Barbados, West Indies
Kevin L. Tate	Chief Financial Officer and	United National Group, Ltd.
	Treasurer	Walker House, 87 Mary Street
P.O. Box 908GT
George Town, Grand Cayman
Cayman Islands
U.N. Holdings II, Inc.
Lynne Gerber-Saionz	Secretary	U.N. Holdings II, Inc.
Three Bala Plaza, East
Suite 300,
Bala Cynwyd, PA 19004

Richard S. March	Senior Vice President and	U.N. Holdings II, Inc.
	Assistant Secretary	Three Bala Plaza, East
Suite 300,
Bala Cynwyd, PA 19004

Name, Principal Business and
Address of Corporation or
Present Principal Organization
in which such employment is
Name	Occupation or Employment	Conducted
Thomas M. McGeehan	Vice President and Controller	U.N. Holdings II, Inc.
Three Bala Plaza, East
Suite 300,
Bala Cynwyd, PA 19004

William F. Schmidt	President and Chief Executive	U.N. Holdings II, Inc.
	Officer	Three Bala Plaza, East
Suite 300,
Bala Cynwyd, PA 19004

Kevin L. Tate	Senior Vice President, Chief	U.N. Holdings II, Inc.
	Financial Officer,	Three Bala Plaza, East
	Treasurer and Assistant Secretary	Suite 300,
Bala Cynwyd, PA 19004
U.N. Holdings Inc.
Lynne Gerber-Saionz	Secretary	U.N. Holdings Inc.
Three Bala Plaza, East
Suite 300,
Bala Cynwyd, PA 19004

Richard S. March	Senior Vice President and	U.N. Holdings Inc.
	Assistant Secretary	Three Bala Plaza, East
Suite 300,
Bala Cynwyd, PA 19004

Thomas M. McGeehan	Vice President and Controller	U.N. Holdings Inc.
Three Bala Plaza, East
Suite 300,
Bala Cynwyd, PA 19004

William F. Schmidt	President and Chief Executive	U.N. Holdings Inc.
	Officer	Three Bala Plaza, East
Suite 300,
Bala Cynwyd, PA 19004

Kevin L. Tate	Senior Vice President, Chief	U.N. Holdings Inc.
	Financial Officer,	Three Bala Plaza, East
	Treasurer and Assistant Secretary	Suite 300,
Bala Cynwyd, PA 19004
Wind River Investment Corporation
Lynne Gerber-Saionz	Secretary	Wind River Investment
Corporation
Three Bala Plaza, East
Suite 300,
Bala Cynwyd, PA 19004

Richard S. March	Senior Vice President and	Wind River Investment
	Assistant Secretary	Corporation
Three Bala Plaza, East
Suite 300,
Bala Cynwyd, PA 19004

Thomas M. McGeehan	Vice President and Controller	Wind River Investment
Corporation
Three Bala Plaza, East
Suite 300,
Bala Cynwyd, PA 19004

William F. Schmidt	President and Chief Executive	Wind River Investment
	Officer	Corporation
Three Bala Plaza, East
Suite 300,
Bala Cynwyd, PA 19004

Name, Principal Business and
Address of Corporation or
Present Principal Organization
in which such employment is
Name	Occupation or Employment	Conducted
Kevin L. Tate	Senior Vice President, Chief	Wind River Investment
	Financial Officer,	Corporation
	Treasurer and Assistant Secretary	Three Bala Plaza, East
Suite 300,
Bala Cynwyd, PA 19004
American Insurance Service, Inc.
Lynne Gerber-Saionz	Secretary	American Insurance Service, Inc.
Three Bala Plaza, East
Suite 300,
Bala Cynwyd, PA 19004

Richard S. March	Senior Vice President and	American Insurance Service, Inc.
	Assistant Secretary	Three Bala Plaza, East
Suite 300,
Bala Cynwyd, PA 19004

Thomas M. McGeehan	Vice President and Controller	American Insurance Service, Inc.
Three Bala Plaza, East
Suite 300,
Bala Cynwyd, PA 19004

William F. Schmidt	President and Chief Executive	American Insurance Service, Inc.
	Officer	Three Bala Plaza, East
Suite 300,
Bala Cynwyd, PA 19004

Kevin L. Tate	Senior Vice President, Chief	American Insurance Service, Inc.
	Financial Officer,	Three Bala Plaza, East
	Treasurer and Assistant Secretary	Suite 300,
Bala Cynwyd, PA 19004
United National Insurance Company
Robert Cohen	Senior Vice President-Marketing	United National Insurance
Company
Three Bala Plaza, East
Suite 300,
Bala Cynwyd, PA 19004

Timothy J. Dwyer	Senior Vice	United National Insurance
	President-Operations	Company
Three Bala Plaza, East
Suite 300,
Bala Cynwyd, PA 19004

Richard S. March	Senior Vice President, General	United National Insurance
	Counsel and Assistant Secretary	Company
Three Bala Plaza, East
Suite 300,
Bala Cynwyd, PA 19004

Jonathan P. Ritz	Senior Vice President-Ceded	United National Insurance
	Reinsurance	Company
Three Bala Plaza, East
Suite 300,
Bala Cynwyd, PA 19004

William F. Schmidt	President and Chief Executive	United National Insurance
	Officer	Company
Three Bala Plaza, East
Suite 300,
Bala Cynwyd, PA 19004

Kevin L. Tate	Senior Vice President, Chief	United National Insurance
	Financial Officer, Treasurer	Company
	and Assistant Secretary	Three Bala Plaza, East
Suite 300,
Bala Cynwyd, PA 19004

Name, Principal Business and
Address of Corporation or
Present Principal Organization
in which such employment is
Name	Occupation or Employment	Conducted
Fox Paine International GP, Ltd.
Saul A. Fox	Member; Chief Executive Officer	Fox Paine International GP, Ltd.
	of Fox Paine & Company, LLC	Walker House, 87 Mary Street
Georgetown, Grand Cayman
W. Dexter Paine, III	Member; President of Fox Paine	Fox Paine International GP, Ltd.
	& Company, LLC	Walker House, 87 Mary Street
George Town, Grand Cayman
Fox Paine Capital Co-Investors International, GP Ltd.
Saul A. Fox	Chief Executive Officer of Fox	Fox Paine & Company, LLC
	Paine & Company, LLC	950 Tower Lane, Suite 1150
Foster City, CA 94404
W. Dexter Paine, III	President of Fox Paine &	Fox Paine & Company, LLC
	Company, LLC	950 Tower Lane, Suite 1150
Foster City, CA 94404

Troy W. Thacker	Managing Director of Fox Paine	Fox Paine & Company, LLC
	& Company, LLC	950 Tower Lane, Suite 1150
Foster City, CA 94404
U.N. Holdings (Cayman), Ltd.
Saul A. Fox	Chief Executive Officer of Fox	Fox Paine & Company, LLC
	Paine & Company, LLC	950 Tower Lane, Suite 1150
Foster City, CA 94404

Troy W. Thacker	Managing Director of Fox Paine	Fox Paine & Company, LLC
	& Company, LLC	950 Tower Lane, Suite 1150
Foster City, CA 94404
Fox Paine & Company, LLC
Saul A. Fox	Chief Executive Officer of Fox	Fox Paine & Company, LLC
	Paine & Company, LLC	950 Tower Lane, Suite 1150
Foster City, CA 94404
W. Dexter Paine, III	President of Fox Paine &	Fox Paine & Company, LLC
	Company, LLC	950 Tower Lane, Suite 1150
Foster City, CA 94404

Jack G. Levin	Chief Operating Officer of Fox	Fox Paine & Company, LLC
	Paine & Company, LLC	950 Tower Lane, Suite 1150
Foster City, CA 94404

Amy E. Ghisletta	Chief Financial Officer of Fox	Fox Paine & Company, LLC
	Paine & Company, LLC	950 Tower Lane, Suite 1150
Foster City, CA 94404

Troy W. Thacker	Managing Director of Fox Paine	Fox Paine & Company, LLC
	& Company, LLC	950 Tower Lane, Suite 1150
Foster City, CA 94404

Directors

Name, Principal Business and
Address of Corporation or
Present Principal Organization
in which such employment is
Name	Occupation or Employment	Conducted
United National Group, Ltd.
Russell C. Ball, III	Chief Executive Officer of	The AMC Group, L.P.
	The AMC Group, L.P.	Croton Road Corporate Center
555 Croton Road
King of Prussia, PA 19406

David R. Bradley	Chief Executive Officer of	United National Group, Ltd.
	United National Group,	Walker House, 87 Mary Street
	Ltd.	P.O. Box 908GT
George Town, Grand Cayman
Cayman Islands

Stephen A. Cozen	Chairman of Cozen O’Connor	Cozen O’Connor 1900 Market Street
Philadelphia PA, 19103

Angelos J. Dassios	Vice President of Fox	Fox Paine & Company, LLC
	Paine & Company, LLC	950 Tower Lane, Suite 1150
Foster City, CA 94404

Saul A. Fox	Chief Executive Officer of	Fox Paine & Company, LLC
	Fox Paine & Company, LLC	950 Tower Lane, Suite 1150
Foster City, CA 94404

John J. Hendrickson	Managing Director of	Fox-Pitt, Kelton, Inc.
	Fox-Pitt, Kelton, Inc.	55 East 52nd Street,
New York, NY 10055

Michael J. McDonough	Vice President of Fox	Fox Paine & Company, LLC
	Paine & Company, LLC	950 Tower Lane, Suite 1150
Foster City, CA 94404

Edward J. Noonan	Retired	c/o United National Insurance
Company
Three Bala Plaza, East
Suite 300,
Bala Cynwyd, PA 19004

W. Dexter Paine, III	President of Fox Paine &	Fox Paine & Company, LLC
	Company, LLC	950 Tower Lane, Suite 1150
Foster City, CA 94404

Kenneth J. Singleton	C.O.G. Miller	Graduate School of Business
	Distinguished Professor of	Stanford University
Finance

Troy W. Thacker	Managing Director of Fox	Fox Paine & Company, LLC
	Paine & Company, LLC	950 Tower Lane, Suite 1150
Foster City, CA 94404
Wind River Insurance Company (Barbados), Ltd.
David R. Bradley	Chief Executive Officer of	United National Group, Ltd.
	United National Group,	Walker House, 87 Mary Street
	Ltd.	P.O. Box 908GT
George Town, Grand Cayman
Cayman Islands

Nicholas Crichlow*	Senior Vice President of	Marsh Management Services
	Marsh Management Services	(Barbados) Ltd.
*Mr Crichlow is a	(Barbados) Ltd.	White Park House
citizen of Barbados		P.O. Box 1274
White Park Road
Bridgetown, Barbados

David N. King*	Founder of David King & Co.	David King & Co.
*Mr. King is a		1st Floor, Trident House
citizen of Barbados		Lower Board Street
Bridgetown, Barbados

Michael J. McDonough	Vice President of Fox	Fox Paine & Company, LLC
	Paine & Company, LLC	950 Tower Lane, Suite 1150
Foster City, CA 94404

Troy W. Thacker	Managing Director of Fox	Fox Paine & Company, LLC
	Paine & Company, LLC	950 Tower Lane, Suite 1150
Foster City, CA 94404

U.N. Holdings II, Inc.
U.N. Holdings Inc.
Wind River Investment Corporation
American Insurance Service, Inc.

Angelos J. Dassios	Vice President of Fox Paine & Company, LLC	Fox Paine & Company, LLC 950 Tower Lane, Suite 1150 Foster City, CA 94404

Richard S. March	General Counsel and Senior Vice President, U.S. Operations of United National Group, Ltd.	c/o United National Insurance Company Three Bala Plaza, East Suite 300, Bala Cynwyd, PA 19004

Michael J. McDonough	Vice President of Fox Paine & Company, LLC	Fox Paine & Company, LLC 950 Tower Lane, Suite 1150 Foster City, CA 94404

William F. Schmidt	Senior Vice President and Chief Underwriting Officer, U.S. Operations of United National Group, Ltd.	c/o United National Insurance Company Three Bala Plaza, East Suite 300, Bala Cynwyd, PA 19004

Kevin L. Tate	Chief Financial Officer, U.S. Operations of United National Group, Ltd.	c/o United National Group, Ltd. Walker House, 87 Mary Street P.O. Box 908GT George Town, Grand Cayman Cayman Islands

Troy W. Thacker	Managing Director of Fox Paine & Company, LLC	Fox Paine & Company, LLC 950 Tower Lane, Suite 1150 Foster City, CA 94404

United National Insurance Company

Angelos J. Dassios	Vice President of Fox Paine & Company, LLC	Fox Paine & Company, LLC 950 Tower Lane, Suite 1150 Foster City, CA 94404

John J. Hendrickson	Managing Director of Fox-Pitt, Kelton, Inc.	3512 Clay Street San Francisco, CA 94118

Richard S. March	General Counsel and Senior Vice President, U.S. Operations	United National Insurance Company Three Bala Plaza, East Suite 300, Bala Cynwyd, PA 19004

Michael J. McDonough	Vice President of Fox Paine & Company, LLC	Fox Paine & Company, LLC 950 Tower Lane, Suite 1150 Foster City, CA 94404

Edward J. Noonan	Retired	4 Turnberry Way New Hope, PA 18938

William F. Schmidt	President and Chief Executive Officer	United National Insurance Company Three Bala Plaza, East Suite 300, Bala Cynwyd, PA 19004

Kevin L. Tate	Chief Financial Officer, U.S. Operations of United National Group, Ltd.	United National Group, Ltd. Walker House, 87 Mary Street P.O. Box 908GT George Town, Grand Cayman Cayman Islands

Troy W. Thacker	Managing Director of Fox Paine & Company, LLC	Fox Paine & Company, LLC 950 Tower Lane, Suite 1150 Foster City, CA 94404

Richard C. Weisberg	Attorney	Law Offices of Richard C. Weisberg 33 Derwyn Road Bala Cynwyd, PA 19004

Fox Paine International GP, Ltd.

Saul A. Fox	Chief Executive Officer of Fox Paine & Company, LLC	Fox Paine International GP, Ltd. Walker House, 87 Mary Street Georgetown, Grand Cayman

W. Dexter Paine, III	President of Fox Paine & Company, LLC	Fox Paine International GP, Ltd. Walker House, 87 Mary Street George Town, Grand Cayman

Fox Paine Capital Co-Investors International, GP Ltd.

Saul A. Fox	Chief Executive Officer of Fox Paine & Company, LLC	Fox Paine & Company, LLC 950 Tower Lane, Suite 1150 Foster City, CA 94404

W. Dexter Paine, III	President of Fox Paine & Company, LLC	Fox Paine & Company, LLC 950 Tower Lane, Suite 1150 Foster City, CA 94404

U.N. Holdings (Cayman), Ltd.

Saul A. Fox	Chief Executive Officer of Fox Paine & Company, LLC	Fox Paine & Company, LLC 950 Tower Lane, Suite 1150 Foster City, CA 94404

Troy W. Thacker	Managing Director of Fox Paine & Company, LLC	Fox Paine & Company, LLC 950 Tower Lane, Suite 1150 Foster City, CA 94404

Fox Paine & Company, LLC

Saul A. Fox	Chief Executive Officer of Fox Paine & Company, LLC	Fox Paine & Company, LLC 950 Tower Lane, Suite 1150 Foster City, CA 94404

W. Dexter Paine, III	President of Fox Paine & Company, LLC	Fox Paine & Company, LLC 950 Tower Lane, Suite 1150 Foster City, CA 94404

Troy W. Thacker	Managing Director of Fox Paine & Company, LLC	Fox Paine & Company, LLC 950 Tower Lane, Suite 1150 Foster City, CA 94404

Exhibit 1

     The undersigned each agree (i) that they are members of a “group” filing this Schedule 13D pursuant to Rule 13d-1(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (ii) that they shall jointly file a Schedule 13D pursuant to Section 13(d) of the Exchange Act, together with any amendments to the Schedule 13D that from time to time may be required; and (iii) that the Schedule 13D and any such amendments are and will be filed on behalf of each of them.

Dated: October 22, 2004

UNITED NATIONAL GROUP, LTD.

By:	/s/ Kevin L. Tate
Name:	Kevin L. Tate
Title:	Chief Financial Officer

WIND RIVER INSURANCE COMPANY (BARBADOS), LTD.

By:	/s/ Kevin L. Tate
Name:	Kevin L. Tate
Title:	Chief Financial Officer

U.N. HOLDINGS II, INC.

By:	/s/ Kevin L. Tate
Name:	Kevin L. Tate
Title:	Chief Financial Officer

U.N. HOLDINGS INC.

By:	/s/ Kevin L. Tate
Name:	Kevin L. Tate
Title:	Chief Financial Officer

WIND RIVER INVESTMENT CORPORATION

By:	/s/ Kevin L. Tate
Name:	Kevin L. Tate
Title:	Chief Financial Officer

AMERICAN INSURANCE SERVICE, INC.

By:	/s/ Kevin L. Tate
Name:	Kevin L. Tate
Title:	Chief Financial Officer

UNITED NATIONAL INSURANCE COMPANY

By:	/s/ Kevin L. Tate
Name:	Kevin L. Tate
Title:	Chief Financial Officer

FOX PAINE INTERNATIONAL GP, LTD.

By:	/s/ W. Dexter Paine, III
Name:	W. Dexter Paine, III
Title:	Director

FOX PAINE CAPITAL INTERNATIONAL GP, L.P. By: Fox Paine International GP, Ltd., its General Partner

By:	/s/ W. Dexter Paine, III
Name:	W. Dexter Paine, III
Title:	Director

FOX PAINE CAPITAL FUND II INTERNATIONAL, L.P. By: Fox Paine Capital International GP, L.P., its General Partner By: Fox Paine International GP, Ltd., its General Partner

By:	/s/ W. Dexter Paine, III
Name:	W. Dexter Paine, III
Title:	Director

FOX PAINE CAPITAL CO-INVESTORS INTERNATIONAL GP, LTD.

By:	/s/ W. Dexter Paine, III
Name:	W. Dexter Paine, III

Title:	Director

U.N. HOLDINGS (CAYMAN), LTD.

By:	/s/ Troy Thacker
Name:	Troy Thacker
Title:	Director

U.N. CO-INVESTMENT FUND I (CAYMAN), L.P. By: Fox Paine Capital Co-Investors International GP, Ltd., its General Partner

By:	/s/ W. Dexter Paine, III
Name:	W. Dexter Paine, III
Title:	Director

U.N. CO-INVESTMENT FUND II (CAYMAN), L.P. By: Fox Paine Capital Co-Investors International GP, Ltd., its General Partner

By:	/s/ W. Dexter Paine, III
Name:	W. Dexter Paine, III
Title:	Director

U.N. CO-INVESTMENT FUND III (CAYMAN), L.P. By: Fox Paine Capital Co-Investors International GP, Ltd., its General Partner

By:	/s/ W. Dexter Paine, III
Name:	W. Dexter Paine, III
Title:	Director

U.N. CO-INVESTMENT FUND IV (CAYMAN), L.P. By: Fox Paine Capital Co-Investors International GP, Ltd., its General Partner

By:	/s/ W. Dexter Paine, III
Name:	W. Dexter Paine, III
Title:	Director

U.N. CO-INVESTMENT FUND V (CAYMAN), L.P. By: Fox Paine Capital Co-Investors International GP, Ltd., its General Partner

By:	/s/ W. Dexter Paine, III
Name:	W. Dexter Paine, III
Title:	Director

U.N. CO-INVESTMENT FUND VI (CAYMAN), L.P. By: Fox Paine Capital Co-Investors International GP, Ltd., its General Partner

By:	/s/ W. Dexter Paine, III
Name:	W. Dexter Paine, III
Title:	Director

U.N. CO-INVESTMENT FUND VII (CAYMAN), L.P. By: Fox Paine Capital Co-Investors International GP, Ltd., its General Partner

By:	/s/ W. Dexter Paine, III
Name:	W. Dexter Paine, III
Title:	Director

U.N. CO-INVESTMENT FUND VIII (CAYMAN), L.P. By: Fox Paine Capital Co-Investors International GP, Ltd., its General Partner

By:	/s/ W. Dexter Paine, III
Name:	W. Dexter Paine, III
Title:	Director

U.N. CO-INVESTMENT FUND IX (CAYMAN), L.P. By: Fox Paine Capital Co-Investors International GP, Ltd., its General Partner

By:	/s/ W. Dexter Paine, III
Name:	W. Dexter Paine, III
Title:	Director

FOX PAINE & COMPANY, LLC

By:	/s/ W. Dexter Paine, III
Name:	W. Dexter Paine, III
Title:	President